SCHEDULE 13 D
TYPE:  SC 13D
SEQUENCE:  1




                       Securities and Exchange Commission
                             Washington, D.C. 20549
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                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                             SMALLCap Fund, Inc.
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                                (Name of Issuer)


                             Common Stock
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                         (Title of Class of Securities)


                                   831680103
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                                 (CUSIP Number)

            BPM Partners Ltd.
            c/o Ralph McBride
            Bracewell & Patterson
            711 Louisiana
            Houston, Texas  77002
            (713) 221-1208

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 21, 2003
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                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]




CUSIP No.:  831680103                 13D                    Page 2
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

          BPM Partners Ltd.
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2         CHECK THE APPROPRIATE BOX IF A MEMBER                 (a) [ ]
          OF A GROUP                                            (b) [ ]
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3         SEC USE ONLY

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4         SOURCE OF FUNDS                                            OO
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5         CHECK BOX IF DISCLOSURE OF LEGAL                         [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          711 Louisiana, Houston, TX 77002
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NUMBER OF  |    | SOLE VOTING POWER
SHARES     |  7 |                                         0
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BENEFICIALLY |    | SHARED VOTING POWER
    OWNED    |  8 |                                  518623
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  BY EACH    |    | SOLE DISPOSITIVE POWER
 REPORTING   |  9 |                                       0
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   PERSON    |    | SHARED DISPOSITIVE POWER
    WITH     | 10 |                                  518623
========================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                             518623
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12        CHECK IF THE AGGREGATE AMOUNT IN ROW                      [ ]
          (11) EXCLUDES CERTAIN SHARES
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13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                      5.2%
=======================================================================
14        TYPE OF REPORTING PERSON                                 PN
======================================================================




CUSIP No.:  831680103                 13D                    Page 3
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ITEM 1.           SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of The SMALLCap Fund, Inc. (the"Issuer"), a corporation organized under the laws of the State of Maryland and registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at One South Street, Baltimore, Maryland 21202, Telephone: (800)730-1313.


ITEM 2.           IDENTITY AND BACKGROUND

(a) - (c) This Schedule 13D is being filed by BPM Partners Ltd., a Texas family investment partnership, c/o Ralph Mc Bride, Bracewell & Patterson, 711 Louisiana, Houston, Texas 77002.

                  (d) None

                  (e) None

                  (f) USA

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Investment funds



ITEM 4.           PURPOSE OF TRANSACTION

The shares of the issuer were purchased for investment purposes, under the direction and discretion of Ron Olin Investment Management Co., a registered investment adviser. Such shares are included in shares reported in the Schedule D joint filings of Deep Discount Advisors, Inc. and Ron Olin Investment Management Co.



ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

      (a) The Fund's definitive proxy materials, dated March 14, 2003 states that, as of March 13,2003, there were 9,903,194 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

The Reporting Persons are the beneficial owners of 518,623 shares of Common Stock, which constitute approximately 5.2% of the outstanding shares of Common Stock.

      (b) Power to vote and to dispose of the securities resides with BPM Partners Ltd. and Ron Olin Investment Management Company.

      (c) During the last sixty days, the following shares of Common Stock were bought on the New York Stock Exchange:



 Date              Number of Shares Bought           Price Per Share
---------          --------------------------        ---------------
2/27/03                       5000                        7.8331
2/28/03                       5600                        7.9488
3/03/03                       7600                        8.0209
3/04/03                      26500                        7.9942
3/05/03                      12127                        7.8191
3/07/03                       8600                        7.6547
3/10/03                       7800                        7.5614
3/11/03                       2400                        7.5163
3/12/03                       7100                        7.46
3/14/03                       4200                        7.6902



ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER

                  None

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  None




                                   SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 22, 2003                        BPM Partners Ltd.


                                         By: /s/ L.D. Blackwell
                                            ----------------------------
                                            Name:   L.D. Blackwell
                                            Title:  General Partner